March 21, 2005


By U.S. Mail and Facsimile [ (317) 890 - 8099 ]

Mr. Paul A. Will
  Chief Financial Officer
CELADON GROUP, INC.
One Celadon Drive
Indianapolis, Indiana  46235-4207

	Re:	Celadon Group, Inc.
Form 10-K, as Amended, for the fiscal year ended June 30, 2004
		File No. 0-23192

Dear Mr. Will:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within ten (10) business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



March 21, 2005

Mr. Paul A. Will
Celadon Group, Inc.
Page 2


FORM 10-K (Fiscal Year Ended June 30, 2004)

Management`s Discussion and Analysis, page 13

Overview, page 13

1. See the last paragraph under this heading (and also under Results of Operations - the pretax margin paragraph discussion) whereby you disclose what pre-tax income would have been excluding the impact of certain items. Please note that you may discuss the material items considered to have an impact on your pre-tax income; however, it is not appropriate to provide a non-GAAP measure, such as pre-tax income that excludes the impact of these items. We note you have incurred similar charges in the past and there is no demonstration that such charges will not continue in the near future. Please revise in future filings to exclude the non-GAAP financial measure. Reference is made to Question Nos. 8 and 9 of the Staff`s "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", issued
June 13, 2003.

Results of Operations, page 15
Fiscal year ended June 30, 2004, compared with fiscal year ended
June
30, 2003

2. See the paragraph discussion of depreciation and amortization, and the fiscal 2004 impairment charge of $9.8 million. Expand to describe how and when you plan to dispose of the 48-foot trailers. Discuss how the impairment charge was determined for the approximately 1,600 trailers and whether the analysis was done at the reporting unit level (i.e., Transportation segment) or some other unit grouping or an individual trailer by trailer basis. We refer you to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Also, indicate the amount, if any, of the impairment charge that includes any residual value guarantee obligation. Discuss whether or not you have ordered the approximately 1,300 new replacement trailers, and whether the 600 trailers on order at June 30, 2004, as disclosed under Liquidity and
Capital Resources, are included within the 1,300 trailers. Also, disclose that the approximately 1,600 trailers have been reflected in your balance sheet as held for sale at a write-down value of $0.4 million, as indicated in Note 3 to the audited financial statements.

Table of Contractual Obligations, page 21

3. We believe you should include scheduled interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-72 for guidance.



March 21, 2005

Mr. Paul A. Will
Celadon Group, Inc.
Page 3


Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 942-1912, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
942-1995 with any other questions.

							Sincerely,



							David R. Humphrey
							Accounting Branch Chief


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